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                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 10)


                      Chesapeake Biological Laboratories, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                              Class A Common Stock
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                         (Title of Class of Securities)


                                     165146
                            ------------------------
                                 (CUSIP Number)

                  CUSIP No. 165146                 Schedule 13G

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

       William P. Tew, Ph.D.
       ###-##-####

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       Not Applicable

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3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

5   SOLE VOTING POWER

       553,657 (as of December 31, 1998) (includes 196,719 shares purchasable under options exercisable within sixty days of December 31, 1998)

6   SHARED VOTING POWER

       Not Applicable

7   SOLE DISPOSITIVE POWER

       553,657 (as of December 31, 1998) (includes 196,719 shares purchasable under options exercisable within sixty days of December 31, 1998)

8   SHARED DISPOSITIVE POWER

       Not Applicable

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       553,657 (as of December 31, 1998) (includes 196,719 shares purchasable under options exercisable within sixty days of December 31, 1998)

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

       Excludes shares owned by wife in which reporting person claims no beneficial interest.

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       10.01%

12  TYPE OF REPORTING PERSON

       IN

ITEM 1.

    (a) Name of Issuer:

           Chesapeake Biological Laboratories, Inc.

    (b) Address of Issuer's Principal Executive Offices

           1111 South Paca Street
           Baltimore, MD 21230

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ITEM 2.

    (a) Name of Person Filing:

           William P. Tew

    (b) Address of Principal Business Office, if none, Residence:

           1111 South Paca Street
           Baltimore, Maryland 21230

    (c) Citizenship:

           United States

    (d) Title of Class of Securities:

           Class A Common Stock

    (f) CUSIP Number:

           165146

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         Not Applicable

ITEM 4.

    (a) Amount Beneficially Owned as of December 31, 1998:
           553,657
    (b) Percent of Class: 10.01%
    (c) Number of shares as to which such person has:
          (i) sole power to vote or to direct the vote as of December 31, 1998:
              553,657. (includes 196,719 shares purchasable under options exercisable within sixty days of December 31, 1998)
         (ii) shared power to vote or to direct the vote as of December 31, 1998: Not Applicable.
        (iii) sole power to dispose or to direct the disposition of as of December 31, 1998: 553,657 (includes 196,719 shares purchasable under options exercisable within sixty days of December 31, 1998)
         (iv) shared power to dispose or to direct the disposition of as of December 31, 1998: Not Applicable.

ITEM 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable.

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ITEM 7.  Identification and Classification of the Subsidiary Which Acquired the
         Security Being Reported on By the Parent Holding Company

         Not Applicable.

ITEM 8.  Identification and Classification of Members of the Group

         Not Applicable.

ITEM 9.  Notice of Dissolution of Group

         Not Applicable.

ITEM 10.

         Not Applicable.

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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 15, 1999
                                        --------------------------------------
                                                         Date

                                        /s/ William P. Tew
                                        --------------------------------------
                                                      Signature

                                        William P. Tew
                                        --------------------------------------
                                                         Name

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